 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249481

Prospectus

LIVEXLIVE MEDIA, INC.

4,133,334 SHARES OF COMMON STOCK

This prospectus covers up to 4,133,334 shares of our common stock that may be offered for resale or otherwise disposed of by the selling stockholders set forth under the caption “Selling Stockholders” beginning on page 11 of this prospectus, including their pledgees, assignees or successors-in-interest, consisting of (i) 800,000 shares of our common stock and (ii) 3,333,334 shares of registrant’s common stock underlying our senior secured convertible notes, issued to selling stockholders. In a private placement completed with certain accredited investors in September 2020 (the “Financing”) we issued such senior secured convertible notes and shares of our common stock. In this prospectus, we refer to the senior secured convertible notes, collectively, as the “2020 Convertible Notes.” The shares offered for resale hereby consist of the shares issued to such accredited investors and shares underlying the 2020 Convertible Notes.

The selling stockholders may sell all or a portion of these shares from time to time, in amounts, at prices and on terms determined at the time of sale. The shares may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 12.

We will not receive any proceeds from the sale or other disposition of the shares by the selling stockholders. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

We are registering the offer and sale of these shares pursuant to certain registration rights granted to the selling stockholders. The registration of these shares of common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders. The timing and amount of any sale is within the sole discretion of the selling stockholders.

Our common stock is listed for trading on The Nasdaq Capital Market, or “Nasdaq,” under the symbol “LIVX.” On October 8, 2020, the last reported sale price of our common stock was $2.19.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 in this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 21, 2020

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

This prospectus may be supplemented from time to time to add, to update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus. This prospectus and any future prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or such prospectus supplement or that the information contained by reference to this prospectus or any prospectus supplement is correct as of any time after its date.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

LiveXLive Media, Inc. and its consolidated subsidiaries are referred to herein as “LiveXLive,” the “Company,” “we,” “us” and “our,” unless the context indicates otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or other comparable terms. All statements other than statements of historical facts included in this prospectus and the documents incorporated by reference herein or therein regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Examples of forward-looking statements include, among others, statements about:

●	our reliance on one key customer for a substantial percentage of our revenue;

●	our ability to consummate any proposed financing or acquisition and the timing of the closing of such proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of any proposed transaction will not occur;

●	our ability to attract, maintain and increase the number of our users and paid subscribers;

●	our ability to identify, acquire, secure and develop content;

●	our ability to successfully implement our growth strategy, including relating to our technology platforms and applications;

●	our ability to maintain compliance with certain financial and other covenants;

●	our ability to integrate our acquired businesses;

●	the ability of the combined business to grow, including through acquisitions which we are able to successfully integrate, and the ability of our executive officers to manage growth profitably;

●	the demand for live and music streaming services and market acceptance for our products and services;

●	our ability to generate sufficient cash flow to make payments on our indebtedness;

●	our incurrence of additional indebtedness in the future;

●	our ability to repay current indebtedness at maturity or to redeem the convertible debentures upon a fundamental chance or at specific redemption dates;

●	the outcome(s) of any legal proceedings pending or that may be instituted against us, our subsidiaries, or third parties to whom we owe indemnification obligations;

●	changes in laws or regulations that apply to us or our industry;

●	our ability to recognize and timely implement future technologies in the music and live streaming space;

●	our ability to capitalize on investments in developing our service offerings, including our LiveXLive app, to deliver and develop upon current and future technologies;

●	significant product development expenses associated with our technology initiatives;

●	our ability to deliver end-to-end network performance sufficient to meet increasing customer demands;

●	our ability to timely and economically obtain necessary approval(s), releases and or licenses on a timely basis for the use of our music content on our service platform;

●	our ability to obtain and maintain international authorizations to operate our service over the proper foreign jurisdictions our customers utilize;

●	our ability to expand our service offerings and deliver on our service roadmap;

●	our ability to timely and cost-effectively produce, identify and or deliver compelling content that brands will advertise on and/or customers will purchase and/or subscribe to across our platform;

●	general economic and technological circumstances in the music and live streaming digital markets;

●	our ability to obtain and maintain licenses for content used on legacy music platforms;

●	the loss of, or failure to realize benefits from, agreements with our music labels, publishers and partners;

●	the effects of the global COVID-19 pandemic;

●	unfavorable economic conditions in the music industry and economy as a whole;

●	our ability to expand our domestic or international operations, including our ability to grow our business with current and potential future music labels, festivals, publishers, or partners;

●	the effects of service interruptions or delays, technology failures, material defects or errors in our software, damage to our equipment or geopolitical restrictions;

●	costs associated with defending pending or future intellectual property infringement actions and other litigation or claims;

●	increases in our projected capital expenditures due to, among other things, unexpected costs incurred in connection with the roll out of our technology roadmap or our plans of expansion in North America and internationally;

●	fluctuation in our operating results;

●	the effect of the conditional conversion feature of our convertible notes and convertible debentures;

●	our ability to overcome substantial doubt about our ability to continue as a going concern;

●	risks and uncertainties applicable to the businesses of our subsidiaries; and

●	other risks and uncertainties included in this prospectus under the caption “Risk Factors” and risks and uncertainties described in documents incorporated by reference into this prospectus.

Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, strategies, projections, anticipated events and trends, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in our forward-looking statements. Therefore, you should not rely on the occurrence of events described in any of these forward-looking statements. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and information appearing elsewhere in this prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. To fully understand this offering and its consequences to you, you should read this entire prospectus carefully, including the information referred to under the heading “Risk Factors” in this prospectus beginning on page 6, the financial statements and other information incorporated by reference in this prospectus when making an investment decision. This is only a summary and may not contain all the information that is important to you. You should carefully read this prospectus, including the information incorporated by reference therein, and any other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

Overview

LiveXLive Media, Inc. (“LiveXLive,” the “Company,” “LXL,” “we,” “us,” or “our”) is a global platform for live stream and on-demand audio, video and podcast content in music, comedy and pop culture. Through our comprehensive service offerings and innovative content platform, we provide music fans the ability to watch, listen, experience, discuss, deliberate and enjoy live music and entertainment 24/7/365. Serving a global audience, our mission is to bring the experience of live music and entertainment to consumers wherever music and entertainment is watched, listened to, discussed, deliberated or performed around the world. Through June 30, 2020, we operated three core integrated services - (1) one of the industry’s leading online live music streaming platforms, (2) a fully integrated streaming music service Slacker, Inc. (“Slacker”) operating as LiveXLive powered by Slacker, and (3) producer of original music-related content, including live music festivals, concerts and events through our recently acquired wholly owned subsidiary React Presents LLC (“React Presents”). In July 2020, we acquired Courtside Group, Inc., operating as PodcastOne (“PodcastOne”). PodcastOne is one of the leading podcasting platforms in the world today, generating over 300 podcasts per week and over 2.0 billion podcast downloads annually. LiveXLive is the first ‘live social music network’, delivering premium live-streamed, digital audio and on-demand music experiences from the world’s top music festivals, concerts and events, including Rock in Rio, EDC Las Vegas, iHeartRadio’s Wango Tango and many more. LiveXLive also gives audiences access to premium original content, artist exclusives and industry interviews. During the quarter ended June 30, 2020, we livestreamed 45 live music events, with over 1,075 artists across our platform, generating over 76 million live views and over 5 billion video views of #musiclives across TikTok, and our subscription service eclipsed 875,000 paid subscribers. Through our music audio services, our users have access to millions of songs and hundreds of expert-curated radio platforms and stations. In 2019, we combined Slacker’s pioneering personalization and LiveXLive’s industry-leading livestreaming expertise into a new application offering access to live events, audio streams, original episodic content, podcasts, video on demand, real-time livestreams, and social sharing of content. Today, our business is comprised of a single operating segment (hereon referred to as our “music services”).

We generate revenue primarily through the sale of subscription-based services and advertising from our music and podcast offerings, and secondarily from the licensing, advertising and sponsorship of our live music and podcast content rights and services. We are also expanding our pay-per-view offerings and generate revenue from ticket sales and other revenue streams.

Music Services

Our music services provide our music fans the ability to experience, engage in and listen to live music, digital Internet radio, podcasts, vodcasts and music streaming services on any connected device and screen 24/7/365, including desk-top, tablets, mobile applications (iOS and Android) and automobile music play interfaces. Today, we provide our music services through a dedicated over-the-top application (“Apps”) called LiveXLive. Our music services are delivered through digital streaming transmissions over the Internet and/or through satellite transmissions. Our users can also access our music platform from our websites, including www.livexlive.com and www.slacker.com, and through our digital App. With the acquisition of PodcastOne in July 2020, our users now also have access to premium podcasts on www.podcastone.com.

Historically, we acquired the rights to stream our live and recorded music and broadcasts from a combination of festival owners, such as Anschutz Entertainment Group (“AEG”) and Live Nation Entertainment, Inc. (“Live Nation”), music labels, including Universal Music, Warner Music and Sony Music, and through individual music publishers and rights holders. Beginning mid-March 2020, the current pandemic associated with COVID-19 temporarily shut down the production of all on-ground, live music festivals and events. As a result, we pivoted our production to 100% digital, and began producing, curating, and broadcasting digital music festivals, concerts and events across our platform. From April 1, 2020 to May 31, 2020, we livestreamed over 20 digital festivals and events across our platform, including “Music Lives,” a 48-hour live broadcast sponsored by TikTok and Oculus Venues, featuring over 100 artists and generating over 50 million livestreams and 5.0 billion video views across the hashtag #musiclives on TikTok. In May 2020, we also launched our first pay-per-view (“PPV”) performances across our platform, allowing artists and fans to access a new digital compliment to live festivals, concerts and events.

Today, the majority of our content acquisition agreements provide us the exclusive rights to produce, license, broadcast and distribute live broadcast streams of these festivals and events throughout the world and across any digital platform, including cable, Internet, video, audio, video-on-demand (“VOD”) and virtual reality (“VR”). Our license rights to provide recorded music licenses and broadcasts principally cover North America today. Through June 30, 2020, we held the streaming rights to over 40 festivals and live music events under long-term contracts that range from two to seven years in duration. Today, we have increased these live streaming festival rights and are working to expand our VOD, PPV, content catalog and content capabilities.

Our music services commenced operations through LiveXLive in the fiscal year ended March 31, 2015, when we streamed our first music festival. During the fiscal year ended March 31, 2018, we acquired Slacker and deployed our subscription-based music services. After the Slacker acquisition, we launched our LXL App across Apple, Roku and Amazon Fire platforms. In February 2018, we entered into a multi-year agreement with Insomniac Holdings LLC (“Insomniac”), a partner with Live Nation and the owner of EDC (“Electronic Daisy Carnival”) festival and other dance music festivals and events, to produce and stream up to 20 major festivals around the world and over 100 events annually across our music platform. In December 2018, we launched LiveZone, a traveling studio originating from live music events and festivals all over the world. LiveZone will mix music news, commentary, festival updates and artist interviews, and provide context to premiere events by showcasing exotic locales, unique venues, and artist backstories, adding “pre-show” and “post-show” segments to livestreamed artist performances and original festival-based content. In March 2019, we entered into a multi-year agreement with iHeartMedia that combines content, production, distribution and promotion. The iHeartMedia partnership was extended in March 2020, giving us exclusive global livestreaming rights to over 20 events per year. In February 2020, we acquired React Presents, giving us the capability to produce and stream over 200 events annually, including React Presents’ tent pole festival Spring Awakening. In July 2020, we acquired Podcast One, one of the leading podcasting platforms in the world today, generating over 300 podcasts per week and over 2.0 billion podcast downloads annually. Today, we have access and capabilities to produce, edit, curate, and livestream live festivals, concerts and music events daily, over 875,000 paid subscribers and approximately 0.8 million monthly active users (“MAUs”) as of June 30, 2020, making us online one of the largest music platforms capable of streaming live and recorded music and broadcasts globally. We use MAUs, which is a non-GAAP financial measure, as a measure of our performance and define a MAU as a user of one of our platforms who has logged in and visited our music subscription platform, as a unique user, on the day of measurement.

From April 1, 2020 to June 30, 2020, we have livestreamed 45 live music events, generating over 76 million livestream views and nearly 1,100 artists, as compared to 42 live music events, 230 artists and 69 million livestreams during our entire fiscal year ended March 31, 2020. Since we announced PPV and digital touring in May 2020, we have sold over 24,000 PPV tickets to customers in over 96 countries at an average price greater than $27 per ticket.

As of June 30, 2020, our users could listen to our Internet digital radio services through our website, across most major mobile telephone carriers, Apple iTunes and Google android operating systems and in automobiles, such as Tesla, Honda, Acura, Fiat, Chrysler, Dodge, Ram, Jeep, Ford, Lexus, Scion, Subaru and Toyota.

Live Music Events

We produce, edit, curate and stream live music events through (i) broadband transmission over the Internet and/or satellite networks to our users throughout the world, where permitted (“Digital Live Events”), (ii) physical ticket sales of on-location music events and festivals at a variety of indoor clubs and outdoor venues and arenas (“On-premise Live Events”) and (iii) PPV events. These services allow our users to access live music content in person and over the Internet through their personal cellular phones, desktops, computers, tablets, and televisions, including the ability to chat and communicate over our platform. As of March 31, 2020, LiveXLive provided Digital Live Events for free to our users; however, beginning in May 2020 we launched PPV capabilities and began charging our users to view certain Digital Live Events. Through June 30, 2020, we monetized these live events through third party advertising and sponsorship, including with brands such as TikTok, Oculus, Corona (beer) and White Claw, and selling territorial licensing rights to Tencent in China and Ocesa in Mexico. Our cost structure varies by music event, and may include set upfront fees, the amount of which is often dependent on specific artist and/or a festival’s existing production infrastructure or lack thereof, and, in turn, our production/financial commitment to the live stream, and in some cases we may also share the associated revenue. The fees generated from any advertising, sponsored content, VOD and other services are generally subject to the aforementioned revenue sharing arrangements with certain artists, festival owners and/or music right holders, when applicable.

Digital Internet Radio and Music Services

Today, our digital Internet radio and music services are available to users online and through original equipment manufacturers (“OEMs”) on a white label basis, which allow certain OEMs to customize the radio and music services with their own logos, branding and systems. Our users are able to listen to a variety of music, radio personalities, news, sports and the audio of live music events. Our fee structure for our digital Internet radio and music services varies and may be in the form of (i) a free service to the listener supported by paid advertising, (ii) paid premium subscription services, and/or (iii) a fixed fee per user. The fees generated from ad-supported and subscription services are generally subject to revenue sharing arrangements with music right holders and labels, and fees to festivals, clubs, events, concerts, artists, promoters, venues, music labels and publishers (“Content Providers”).

Podcast Services

Today, our podcasts are available to users online alongside our digital Internet radio. Our users are able to listen to a variety of podcasts, from music, radio personalities, news, entertainment, and sports. Similar to our digital Internet radio fee structure, we monetize podcasts through (i) paid advertising or (ii) paid premium subscription services. With the acquisition of PodcastOne in July 2020, we now own one of the largest networks of podcast content in North America, including over 300 new podcasts per week and over 2.0 billion downloads annually.

Ancillary Products and Services

We also provide our customers the following:

●	Regulatory Support – streaming of music is generally subject to copyright protection. Whenever possible, we use our best efforts to clear music copyright licenses, artist streaming preferences and music publishing rights in advance of usage.

●	Post-Implementation Support - once our App is live on a platform, we provide technical and network support, which includes 24/7 operational assistance and monitoring of our services and performance.

Certain Recent Developments

Securities Purchase Agreement

See section captioned “Background of the Offering” below.

Other

From July 1, 2020 through September 30, 2020, we issued 78,787 shares of our restricted common stock to third parties in exchange for services and 194,490 shares of our restricted common stock to our consultants in exchange for past services.

Please also see Note 17 – Subsequent Events to our financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020, filed with the SEC on August 14, 2020.

In August 2020, we issued 1,259,000 shares of our registered common stock to certain of our employees as a result of the settlement of their vested outstanding restricted stock units. Such shares were issued pursuant to our effective Registration Statement on Form S-8 (File No. 333-234619), which was filed with the SEC and went effective on November 12, 2019.

On August 31, 2020, as previously announced, we fully repaid our senior secured convertible debentures issued to our former senior lenders on June 29, 2018, as amended, as provided in such debentures. In connection with such repayment, all of the agreements among us, our subsidiary guarantors and the senior lenders and their collateral agent were terminated, provided, that our indemnification obligations in the Securities Purchase Agreement, dated as of June 29, 2018, as amended, between us and the senior lenders shall survive on the terms therein.

As required under the Shares Issuance Agreement, dated as of July 17, 2020, entered between us and UMG Recordings, Inc. (“UMGR”), due to the value of shares issued to UMGR under such agreement, together with the net proceeds of all sales of such shares by UMGR, being less than $10,000,000 as of September 30, 2020, we recorded a one-time accrued liability of $3.1 million owed to UMGR in connection with such agreement. The payment for such liability is due to UMGR by October 15, 2020, unless otherwise negotiated by the parties.

Corporate Information

On August 2, 2017, our name changed from “Loton, Corp” to “LiveXLive Media, Inc.”, and we reincorporated from the State of Nevada to the State of Delaware, pursuant to the reincorporation merger of Loton, Corp (“Loton”), a Nevada corporation, with and into LiveXLive Media, Inc., a Delaware corporation and Loton’s wholly owned subsidiary, effected on the same date. As a result of such reincorporation merger, Loton ceased to exist as a separate entity, with LiveXLive Media, Inc. being the surviving entity. Our principal executive offices are located at 9200 Sunset Boulevard, Suite #1201, West Hollywood, California 90069. Our main corporate website address is www.livexlive.com. We make available on or through our website our periodic reports that we file with the SEC. This information is available on our website free of charge as soon as reasonably practicable after we electronically file the information with or furnish it to the SEC. The contents of our website are not incorporated by reference into this document and shall not be deemed “filed” under the Exchange Act.

Background of the Offering

Effective as of September 15, 2020 (the “Closing Date”), we (i) completed the sale and issuance of the 2020 Convertible Notes in the aggregate principal amount of $15.0 million to a certain existing institutional investor (the “Purchaser”), for cash gross proceeds of $15.0 million (the “Financing”), pursuant to the Securities Purchase Agreement, dated as of July 2, 2020, as amended on July 30, 2020 (as amended, the “SPA”), and (ii) issued to the Purchaser 800,000 shares (the “Shares”) of our common stock. In connection with the closing of the Financing, the Purchaser assigned the 2020 Convertible Notes and the Shares to the Purchaser’s fund assignees (the “Assignees”). We intend to use the net proceeds of the Financing for working capital and general corporate purposes.

The 2020 Convertible Notes mature on the 2nd anniversary of the Closing Date, accrue interest at 8.5% per year with interest is payable quarterly in cash in arrears, and are convertible into shares of our common stock at a conversion price of $4.50 per share at the applicable Assignee’s option, subject to certain customary adjustments such as stock splits, stock dividends and stock combinations (the “Conversion Price”). We do not have the right to prepay any or all of the 2020 Convertible Notes prior to their maturity.

Our obligations under the 2020 Convertible Notes may be accelerated upon the occurrence of certain customary events of default and are guaranteed under a Subsidiary Guarantee, dated as of the Closing Date (the “Subsidiary Guarantee”), entered into by all of the Company’s subsidiaries (the “Guarantors”) in favor of the Assignees. Our obligations under the 2020 Convertible Notes and the Guarantors’ obligations under the Subsidiary Guarantee are secured under a Security Agreement, dated as of the Closing Date (the “Security Agreement”), and an Intellectual Property Security Agreement, dated as of the Closing Date (the “IP Security Agreement”), by a lien on all of our and the Guarantors’ assets and intellectual property, subject to certain exceptions.

We and the Assignees also entered into a Registration Rights Agreement, dated as of the Closing Date (the “RRA”), which grants the Assignees “demand” and “piggyback” registration rights to register the shares of Common Stock issuable upon the conversion of the 2020 Convertible Notes and the Shares (collectively, the “Registrable Securities”) with the SEC for resale or other disposition. Pursuant to the RRA, we are required to file with the SEC a resale Registration Statement on Form S-3 (or another suitable form), of which this prospectus forms a part, as soon as reasonably practical after the Closing Date, but in any event within 30 days after the Closing Date (the “Filing Date”), and have such Registration Statement be declared effective by the SEC on the date (the “Effectiveness Date”) which is the earlier of (i)(x) in the event that the initial Registration Statement is not subject to a full review by the SEC, 45 calendar days after the Filing Date, or (y) in the event that such initial Registration Statement is subject to a full review by the SEC, 90 calendar days after the Filing Date, and (ii) the fifth Business Day after the date we are notified by the SEC that such initial Registration Statement will not be reviewed or will not be subject to further review. Upon the occurrence of certain events (each an “Event”), including, but not limited to, that the initial Registration Statement is not filed prior to the Filing Date or is not declared effective by the SEC prior to the Effectiveness Date, we will be required to pay liquidated damages in cash to each of the Assignees in the amount of 2.0% of the purchase price of the 2020 Convertible Notes paid by such Assignee upon the date of the Event and then monthly thereafter until the Event is cured. In no event shall the aggregate amount of liquidated damages payable to each of the Assignees exceed in the aggregate 15% of the purchase price of the 2020 Convertible Notes paid by such Assignee. We also agreed to keep the initial Registration Statement continuously effective until the earliest to occur of (i) the date on which all of the Registrable Securities registered thereunder have been sold and (ii) the date on which all of the Registrable Securities covered by such Registration Statement may be sold without volume restriction pursuant to Rule 144 under the Securities Act.

In connection with the SPA, Robert S. Ellin, our Chief Executive Officer, Chairman, director and principal stockholder, agreed not to dispose of any equity securities of our Company owned by Mr. Ellin or any entity of which he is the beneficial owner and not to cease to be the beneficial owner of any other equity securities of our Company of which Mr. Ellin is the beneficial owner as of the Closing Date until the 2020 Convertible Notes are paid in full (subject to certain customary exceptions), without the Purchaser’s prior written consent.

The 2020 Convertible Notes and the Shares were issued as restricted securities in a private placement transaction exempt from the registration requirements of the Securities Act.

THE OFFERING

We are registering for resale by the selling stockholders named herein an aggregate of 4,133,334 shares of our common stock as described below.

Securities being offered by the selling stockholders:	4,133,334 shares of our common stock, $0.001 par value per share(1)

Common stock outstanding prior to offering:	71,806,708 shares(2)

Common stock outstanding after the offering:	75,140,042 shares(2)(3)

Use of proceeds:	All the shares sold under this prospectus will be sold or otherwise disposed of for the account of the selling stockholders, or their pledgees, assignees or successors-in-interest. We will not receive any of the proceeds from the sale or other disposition of the shares by the selling stockholders. See “Use of Proceeds” beginning on page 8 of this prospectus.

Market for Common Stock:	Our common stock is listed on The Nasdaq Capital Market under the symbol “LIVX.”

Risk Factors	Investing in our securities involves a high degree of risk. You should carefully consider all the information included or incorporated by reference in this prospectus prior to investing in our common stock. In particular, we urge you to carefully read the “Risk Factors” section beginning on page 6 of this prospectus and in the documents incorporated by reference in this prospectus.

(1)	This amount consists of (i) 800,000 shares of our common stock and (ii) 3,333,334 shares of our common stock underlying the 2020 Convertible Notes, issued to the selling stockholders in the Financing. See “Risk Factors” and “Private Placement of the 2020 Convertible Notes” below.

(2)	The number of shares of our common stock outstanding after this offering is based on 71,806,708 shares of our common stock issued and outstanding as of October 5, 2020, and excludes:

●	12,600,000 shares of our common stock available for issuance under our 2016 Equity Incentive Plan (as amended, the “2016 Plan”), of which 4,856,105 shares are issuable upon settlement of our outstanding restricted stock units (“RSUs”), 4,308,334 shares are issuable upon exercise of outstanding options granted to our employees having a weighted average exercise price of $3.73 per share, and 25,000 shares are issuable upon exercise of outstanding options granted to our non-employees having a weighted average exercise price of $4.00 per share;

●	167,363 shares of our common stock issuable pursuant to outstanding warrants, with a weighted average exercise price of $4.01 per share;

●	Approximately 2,241,946 shares of our common stock issuable pursuant to outstanding convertible notes and convertible debentures payable (other than the 2020 Convertible Notes); and

●	Unless otherwise indicated, all information in this prospectus assumes no exercise of any outstanding options or warrants to purchase our common stock and no vesting of RSUs.

(3)	This amount includes 3,333,334 shares of our common stock underlying the 2020 Convertible Notes.

RISK FACTORS

Any investment in our shares of common stock involves a high degree of risk. Before you make a decision to invest in our shares of common stock, you should consider carefully the risks described below, together with other information in this prospectus and the information incorporated by reference herein, including any risk factors contained in our Annual Report on Form 10-K, filed with the SEC on June 26, 2020, our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2020 and in our other reports filed with the SEC. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also significantly impair our business operations and could result in a complete loss of your investment.

Risks Relating to the Offering

You may lose all of your investment.

Investing in our common stock involves a high degree of risk. As an investor, you might never recoup all, or even part of, your investment and you may never realize any return on your investment. You must be prepared to lose all your investment.

The market price of our common stock may be highly volatile, you may not be able to resell your shares at or above the public offering price and you could lose all or part of your investment.

The trading price of our common stock may be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	issuance of our equity or debt securities, or disclosure or announcements relating thereto;

●	the lack of a meaningful, consistent and liquid trading market for our common stock;

●	additional shares of our common stock being sold into the market by us or our stockholders or the anticipation of such sales;

●	our convertible debt securities being converted into equity or the anticipation of such conversion;

●	announcements by us or our competitors of significant events or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	changes in operating performance and stock market valuations of companies in our industry;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us;

●	regulatory developments in the United States and foreign countries; and

●	other events or factors, including those resulting from the impact of COVID-19 pandemic, war or incidents of terrorism, or responses to these events.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Additionally, any credit and security agreement that we may enter into in the future will likely contain covenants that will restrict our ability to pay dividends. Any return to stockholders will therefore be limited to the appreciation of their stock.

Sales of a substantial number of shares of our common stock in the public market by certain of our stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

An active trading market for our common stock may not be maintained.

Our stock is currently traded on The Nasdaq Capital Market, but we can provide no assurance that we will be able to maintain an active trading market on this or any other exchange in the future. If an active market for our common stock is not maintained, it may be difficult for our stockholders to sell or purchase shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and impair our ability to acquire other companies or technologies using our shares as consideration.

Risks Relating to the 2020 Convertible Notes

A substantial number of shares of our common stock may be issued pursuant to the terms of the 2020 Convertible Notes, which could cause the price of our common stock to decline.

The 2020 Convertible Notes are immediately convertible into shares of our common stock at a conversion price of $4.50 per share, for an aggregate of 3,333,334 shares, or approximately 4.64% of our outstanding common stock, as of October 5, 2020 (without taking into account the limitations on the conversion of the 2020 Convertible Notes as described elsewhere in this prospectus). The 2020 Convertible Notes likely will be converted only at times when it is economically beneficially for the holder to do so. The issuance of shares of our common stock underlying the 2020 Convertible Notes will dilute our other equity holders, which could cause the price of our common stock to decline.

Sales of substantial amounts of our common stock by the selling stockholders, or the perception that these sales could occur, could adversely affect the price of our common stock.

The sale by the selling stockholders of a significant number of shares of common stock could have a material adverse effect on the market price of our common stock. In addition, the perception in the public markets that the selling stockholders may sell all or a portion of their shares as a result of the registration of such shares for resale pursuant to this prospectus could also in and of itself have a material adverse effect on the market price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

The restrictive covenants contained in the 2020 Convertible Notes, could adversely affect our business plan, liquidity, financial condition, and results of operations.

The 2020 Convertible Notes contain restrictive covenants, including maintenance of minimum free cash covenant. These covenants could have important consequences on our business. In particular, they could:

●	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flow from operations to maintain on deposit in one or more accounts of our bank accounts an amount of Free Cash (as defined in the 2020 Convertible Notes) in aggregate required amount, unless otherwise permitted by the written consent of the holders of the 2020 Convertible Notes, which shall not be unreasonably withheld, conditioned or delayed if the use of the cash is in the best interests of our Company; and

●	potentially place us at a competitive disadvantage compared to our competitors that have lower fixed costs.

In addition, we are required to pay accrued and unpaid interest under the 2020 Convertible Notes in cash and may not do so in shares of our common stock. The debt service requirements of our other outstanding indebtedness (including the 2020 Convertible Notes), as well as any other indebtedness or preferred stock we incur or issue in the future, and the restrictive covenants contained in the governing documents for such indebtedness or preferred stock, could intensify these risks. As a result of us being required to repay the 2020 Convertible Notes in cash, we may seek to refinance the remaining balance, by either refinancing with the holders of the 2020 Convertible Notes, by raising sufficient funds through a sale of equity or debt securities or by obtaining a credit facility. No assurances can be given that we will be successful in making the required payments under the 2020 Convertible Notes, or in refinancing our obligations on favorable terms, or at all. Should we determine to refinance, it could be dilutive to stockholders.

If we are unable to make the required cash interest payments, there could be a default under the 2020 Convertible Notes. In such event, or if a default otherwise occurs under the 2020 Convertible Notes, including as a result of our failure to comply with the covenants contained therein, the holders of the 2020 Convertible Notes could require us to immediately repay in cash the outstanding principal amount of the 2020 Convertible Notes, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of the acceleration of the 2020 Convertible Notes. Furthermore, the holders of the 2020 Convertible Notes could foreclose on their security interests in our assets, including our intellectual property.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

See “Selling Stockholders” and “Plan of Distribution” described below.

PRIVATE PLACEMENT OF THE 2020 CONVERTIBLE NOTES AND SHARES

Effective as of September 15, 2020 (the “Closing Date”), we (i) completed the sale and issuance of the 2020 Convertible Notes in the aggregate principal amount of $15.0 million to a certain existing institutional investor (the “Purchaser”), for cash gross proceeds of $15.0 million (the “Financing”), pursuant to the Securities Purchase Agreement, dated as of July 2, 2020, as amended on July 30, 2020 (as amended, the “SPA”), and (ii) issued to the Purchaser 800,000 shares (the “Shares”) of our common stock, $0.001 par value per share (the “common stock”). The 2020 Convertible Notes and the Shares were issued as restricted securities in a private placement transaction exempt from the registration requirements of the Securities Act. In connection with the closing of the Financing, the Purchaser assigned the 2020 Convertible Notes and the Shares to the Purchaser’s fund assignees (the “Assignees”). We intend to use the net proceeds of the Financing for working capital and general corporate purposes.

The 2020 Convertible Notes mature on the 2nd anniversary of the Closing Date, accrue interest at 8.5% per year, are payable quarterly in cash in arrears, and are convertible into shares of our common stock at a conversion price of $4.50 per share at the Assignee’s option, subject to certain customary adjustments such as stock splits, stock dividends and stock combinations. We do not have the right to prepay any or all of the 2020 Convertible Notes prior to their maturity.

Our obligations under the 2020 Convertible Notes may be accelerated upon the occurrence of certain customary events of default and are guaranteed under a Subsidiary Guarantee, dated as of the Closing Date (the “Subsidiary Guarantee”), entered by all of our subsidiaries (the “Guarantors”) in favor of the Assignees. Our obligations under the 2020 Convertible Notes and the Guarantors’ obligations under the Subsidiary Guarantee are secured under a Security Agreement, dated as of the Closing Date (the “Security Agreement”), and the Intellectual Property Security Agreement, dated as of the Closing Date (the “IP Security Agreement”), by a lien on all of our and the Guarantors’ assets and intellectual property, subject to certain exceptions.

We and the Assignees also entered into a Registration Rights Agreement, dated as of the Closing Date (the “RRA”), as more fully described below.

SPA

The SPA contains certain representations and warranties, covenants and indemnities customary for similar transactions. Under the SPA, we also agreed that so long as any of the 2020 Convertible Notes remain outstanding, we will not affect or enter an agreement to effect any variable rate transaction.

2020 Convertible Notes

General

On the maturity date, which is September 15, 2022, we will pay to the holders of the 2020 Convertible Notes an amount in cash representing all outstanding principal, accrued and unpaid interest and accrued and unpaid late charges.

Interest

Each of the 2020 Convertible Note accrues interest at the rate of 8.5% per annum. After the occurrence and during the continuance of an Event of Default (as defined in the 2020 Convertible Notes), the notes will accrue interest at the rate of 11.5% per annum. See “—Events of Default” below.

Conversion

Each 2020 Convertible Note is convertible, at the option of the holders of the 2020 Convertible Notes, into shares of our common stock at a conversion price of $4.50 per share. The conversion price is subject to standard adjustments in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transaction. For the purposes of this prospectus, we have determined the number of shares of common stock that may ultimately be issued under the 2020 Convertible Notes to be no greater than 3,333,334 shares (to be adjusted in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transaction).

Conversion Limitation

A noteholder will not have the right to convert any portion of a 2020 Convertible Note, to the extent that, after giving effect to such conversion, the noteholder (together with certain related parties) would beneficially own in excess of 4.9% of the shares of our common stock outstanding immediately after giving effect to such conversion. The noteholder may from time to time increase this limit to 9.9%, provided that any such increase will not be effective until the 61st day after delivery of a notice to us of such increase.

Events of Default

Each 2020 Convertible Note includes certain customary Events of Default, including, among other things, the breach of a covenant described in “—Covenants” below, either Robert S. Ellin or us defaulting in the obligations set forth in that certain Side Letter described in “—Side Letter Agreement and Lock-Up Restrictions” below, and our Company or any “named executive officer” (within the meaning of Item 402 of Regulation S-K promulgated by the SEC) (i) being indicted for, convicted of or pleads guilty or no contest to a felony, (ii) is found by a governmental authority to have engaged in, or becomes subject to an order of a governmental authority based on, any violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct, and/or (iii) becoming the subject of a proceeding regarding the commission of a felony or any violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct. In connection with an Event of Default, a noteholder may require us to immediately repay in cash the outstanding principal amount of the 2020 Convertible Notes, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of the acceleration of the 2020 Convertible Notes. Furthermore, the noteholder could foreclose on their security interests in our assets, including our intellectual property.

Covenants

We will be subject to certain customary affirmative and negative covenants regarding the repayment of our convertible indebtedness, the payment of cash in respect of dividends, distributions or redemptions, maintaining deposit accounts which are not subject to a deposit control agreement with the holders of the 2020 Convertible Notes, and maintaining in aggregate a required amount of free cash, unless otherwise permitted by the written consent of the noteholders, which shall not be unreasonably withheld, conditioned or delayed if the use of the cash is in the best interests of our Company, as determined by the noteholders. among other matters.

Security Interest

The 2020 Convertible Notes are secured by a first priority security interest in all of our and our current and future subsidiaries’ assets and intellectual property, subject to certain exceptions.

Registration Rights

In connection with the sale of the 2020 Convertible Notes, we and the Assignees also entered into the RRA, which grants the Assignees “demand” and “piggyback” registration rights to register the shares of our common stock issuable upon the conversion of the 2020 Convertible Notes and the Shares (collectively, the “Registrable Securities”) with the SEC for resale or other disposition. Pursuant to the RRA, we are required to file with the SEC a resale Registration Statement on Form S-3 (or another suitable form) of which this prospectus forms a part as soon as reasonably practical after the Closing Date, but in any event within 30 days after the Closing Date (the “Filing Date”), and have such Registration Statement be declared effective by the SEC on the date (the “Effectiveness Date”) which is the earlier of (i)(x) in the event that the initial Registration Statement is not subject to a full review by the SEC, 45 calendar days after the Filing Date, or (y) in the event that such initial Registration Statement is subject to a full review by the SEC, 90 calendar days after the Filing Date, and (ii) the fifth Business Day after the date the Company is notified by the SEC that such initial Registration Statement will not be reviewed or will not be subject to further review. Upon the occurrence of certain events (each an “Event”), including, but not limited to, that the initial Registration Statement is not filed prior to the Filing Date or is not declared effective by the SEC prior to the Effectiveness Date, we will be required to pay liquidated damages in cash to each of the Assignees in the amount of 2.0% of the purchase price of the 2020 Convertible Notes paid by such Assignee upon the date of the Event and then monthly thereafter until the Event is cured. In no event shall the aggregate amount of liquidated damages payable to each of the Assignees exceed in the aggregate 15% of the purchase price of the 2020 Convertible Notes paid by such Assignee. We also agreed to keep the initial Registration Statement continuously effective until the earliest to occur of (i) the date on which all of the Registrable Securities registered thereunder have been sold and (ii) the date on which all of the Registrable Securities covered by such Registration Statement may be sold without volume restriction pursuant to Rule 144 under the Securities Act.

Side Letter Agreement and Lock-Up Restrictions

In connection with the SPA, we and Robert S. Ellin, our Chief Executive Officer, Chairman, director and principal stockholder, entered into a side letter agreement with the holders of the 2020 Convertible Notes pursuant to which Mr. Ellin agreed not to dispose of any equity securities of our Company owned by him or any entity of which he is the beneficial owner and not to cease to be the beneficial owner of any other equity securities of our Company of which Mr. Ellin is the beneficial owner as of the Closing Date until the 2020 Convertible Notes are indefeasibly paid in full (subject to certain customary exceptions), without the Purchaser’s prior written consent. Pursuant to such side letter, we agreed that we will not permit any disposition of such equity securities of our Company that would constitute a violation of the foregoing restriction until the 2020 Convertible Notes are indefeasibly paid in full.

Forms of the SPA, the 2020 Convertible Notes, the Security Agreement, the Subsidiary Guarantee, the IP Security Agreement and the RRA, are incorporated as exhibits to the Registration Statement of which this prospectus forms a part and are incorporated herein by reference. The summary of such agreements contained in this prospectus is qualified in its entirety by reference to the text of such agreements. We urge you to read such agreements in full.

SELLING STOCKHOLDERS

The shares of our common stock being offered by the selling stockholders are issuable upon conversion of the 2020 Convertible Notes and the Shares. For additional information regarding the issuance of the 2020 Convertible Notes and Shares, see “Private Placement of the 2020 Convertible Notes and Shares” above. We are registering the shares of our common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except as otherwise described in the footnotes to the table below and for the ownership of the 2020 Convertible Notes and the Subscription Shares issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the rules and regulations thereunder) of the shares of our common stock by each of the selling stockholders.

The second column lists the number of shares of our common stock beneficially owned by each selling stockholder ownership before the offering (including shares which the selling stockholder has the right to acquire within 60 days, including upon conversion of any convertible securities), based on its ownership of the 2020 Convertible Notes and Shares, as of October 5, 2020, assuming conversion of the 2020 Convertible Notes and the Shares held by the selling stockholders on that date, without regard to any limitations on conversions or exercise. Under the terms of the 2020 Convertible Notes, a selling stockholder may not convert the notes to the extent (but only to the extent) such selling stockholder (together with certain related parties) would beneficially own in excess of 4.9% of the shares of our common stock outstanding immediately after giving effect to such conversion, provided, that a selling stockholder may from time to time increase this limit to 9.9%, provided, further, that any such increase will not be effective until the 61st day after delivery of a notice to us of such increase.

The third column lists the shares of our common stock being offered by this prospectus by the selling stockholders and does not take in account any limitations on conversion of the 2020 Convertible Notes set forth therein. As a result of such limitations, the shares of common stock offered by this prospectus may exceed the number of shares of common stock beneficially owned by the selling stockholders as of October 5, 2020. In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of at least (i) 100% of the number of the shares of our common stock issued and issuable pursuant to the 2020 Convertible Note as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, and (ii) the Shares. Because the conversion price of the 2020 Convertible Notes may be adjusted (in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transaction), the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

The fourth and fifth columns list the number of shares of common stock beneficially owned by the selling stockholders and their percentage ownership after the offering shares of common stock (including shares which the selling stockholder has the right to acquire within 60 days, including upon conversion of any convertible securities), assuming the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

The amounts and information set forth below are based upon information provided to us by the Selling Stockholders as of October 5, 2020, except as otherwise noted below. The Selling Stockholders may sell all or some of the shares of common stock it is offering, and may sell, unless indicated otherwise in the footnotes below, shares of our common stock otherwise than pursuant to this prospectus. The tables below assume the Selling Stockholders sell all of the shares offered by them in offerings pursuant to this prospectus, and not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Owned Prior to Offering(1)		Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering		Percentage of Shares Beneficially Owned After Offering(2)
Harvest Small Cap Partners, L.P.(3)	1,737,748	(4)	1,238,908	498,840	(5)	*	(5)
Harvest Small Cap Partners Master, Ltd.(3)	4,247,122	(6)	2,894,426	1,352,696	(7)	1.88	%(7)

*	Represents less than 1%.

(1)	Beneficial ownership includes shares of our common stock as to which a person or group has sole or shared voting power or dispositive power. Subject to the blocker described below, shares of our common stock registered hereunder are convertible within 60 days of October 5, 2020, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person holding such convertible securities, but are not deemed outstanding for computing the percentage of any other person. The ownership of Harvest Small Cap Partners, L.P. and Harvest Small Cap Partners Master, Ltd. is subject to a 4.9% ownership blocker, pursuant to which shares of our common stock may not be issued pursuant to the conversion of the 2020 Convertible Notes, to the extent such issuance would cause Harvest Small Cap Partners, L.P. and Harvest Small Cap Partners Master, Ltd. to beneficially own, in the aggregate, more than 4.90% of our outstanding common stock. The share ownership numbers for Harvest Small Cap Partners, L.P. and Harvest Small Cap Partners Master, Ltd. in the table above do not reflect the 4.90% blocker.

(2)	Percentages are based on 71,806,708 shares of common stock outstanding as of October 5, 2020.

(3)	Jeffrey Osher has voting and dispositive power over shares held by each of Harvest Small Cap Partners, L.P. and Harvest Small Cap Partners Master, Ltd. shown above.

(4)	Consists of (i) 239,788 shares of our common stock issued to such selling stockholder in the Financing, (ii) 999,120 shares of our common stock underlying the 2020 Convertible Note issued to such Selling Stockholder, with such amount equal to 100% of the number of shares issuable upon conversion of such note and without taking into account the limitations on the conversion of such notes set forth in such notes, and (iii) 498,840 additional shares of our common stock beneficially owned by such selling stockholder as of October 5, 2020.

(5)	Consists of 498,840 additional shares of our common stock beneficially owned by such selling stockholder as of October 5, 2020, and assumes the sale of the maximum number of shares to be sold pursuant to this prospectus.

(6)	Consists of (i) 560,212 shares of our common stock issued to such selling stockholder in the Financing, (ii) 2,334,214 shares of our common stock underlying the 2020 Convertible Note issued to such selling stockholder, with such amount equal to 100% of the number of shares issuable upon conversion of such note and without taking into account the limitations on the conversion of such notes set forth in such notes, and (iii) 1,352,696 additional shares of our common stock beneficially owned by selling stockholder as of October 5, 2020.

(7)	Consists of 1,352,696 additional shares of our common stock beneficially owned by such selling stockholder as of October 5, 2020, and assumes the sale of the maximum number of shares to be sold pursuant to this prospectus.

Material Transactions with the Selling Stockholders

In addition to the Financing, we have entered into another material transaction with the selling stockholders during the past three years as follows. On July 25, 2019, we entered into securities purchase agreements with the selling stockholders pursuant to which we sold a total of 2,500,000 shares of our common stock to the selling stockholders, at a price per share of $2.10. The gross proceeds to us were $5,250,000. Such offering was made pursuant to our existing shelf Registration Statement on Form S-3 (File No. 333-228909), which was filed with the SEC on December 19, 2018 and went effective on February 7, 2019, and a prospectus supplement relating to such offering filed with the SEC on July 26, 2019. Such offering closed on July 30, 2019.

PLAN OF DISTRIBUTION

We are registering 4,133,334 shares of our common stock, consisting of (i) 800,000 shares of our common stock issued to Selling Stockholders (as defined below) in the Financing and (ii) 3,333,334 shares of our common stock underlying the 2020 Convertible Notes issued to the Selling Stockholders, with such amount equal to 100% of the number of shares issuable upon conversion of such notes and without taking into account the limitations on the conversion of such notes set forth in such notes, to permit the resale of these shares of common stock by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of our common stock.

The holders of the 2020 Convertible Notes (and any of their pledgees, assignees and successors-in-interest (the “Selling Stockholders”) may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of these shares, estimated to be approximately $42,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the Selling Stockholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Once sold pursuant to this prospectus, the shares of our common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The legality of the common stock offered by this prospectus has been passed upon by Foley Shechter Ablovatskiy LLP (“FSA”). Certain of FSA’s partners own shares of our common stock, which represent, in the aggregate, beneficial ownership of less than 1% of our common stock.

EXPERTS

The consolidated financial statements of LiveXLive Media, Inc. as of March 31, 2020 and 2019 and for each of the two years in the period ended March 31, 2020 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to the shares of our securities being offered hereby. This prospectus does not contain all of the information in the registration statement and its exhibits. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the securities hereby. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or documents. The registration statement and the exhibits are available through the SEC’s website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and on our website at www.cytodyn.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus or any applicable prospectus supplement.

We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to LiveXLive Media, Inc., 9200 Sunset Boulevard, Suite #1201, West Hollywood, CA 90069, Attention: Corporate Secretary, telephone number (310) 610-2500.

You should rely only on the information in this prospectus and the additional information described above and under the heading “Incorporation of Certain Information by Reference” below. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities we may offer pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The documents we are incorporating by reference are:

●	our Annual Report on Form 10-K for the fiscal year ended March 31, 2020, filed with the SEC on June 26, 2020;

●	our Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2020;

●	our Current Report on Form 8-K, filed with the SEC on September 1, 2020;

●	our Current Report on Form 8-K/A, filed with the SEC on September 14, 2020;

●	our Current Report on Form 8-K, filed with the SEC on September 21, 2020;

●	our Current Report on Form 8-K, filed with the SEC on September 23, 2020;

●	our Current Report on Form 8-K, filed with the SEC on October 8, 2020;

●	our definitive Proxy Statement on Schedule 14A, filed with the SEC on July 29, 2020;

●	our definitive additional material proxy materials, filed with the SEC on July 29, 2020;

●	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC pursuant to Section 12(g) of the Exchange Act on October 19, 2017, including any further amendment or report filed hereafter for the purpose of updating such description; and

●	all reports and other documents filed after the date of this prospectus and prior to the termination of the offering hereunder pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act.

Notwithstanding the foregoing, we are not incorporating any document or portion thereof or information deemed to have been furnished and not filed in accordance with SEC rules.

Information in this prospectus supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in each of this prospectus and the incorporated documents.

We will provide you with a copy of any or all of the information that has been incorporated by reference in this prospectus, without charge, upon written or oral request directed to LiveXLive Media, Inc., 9200 Sunset Boulevard, Suite #1201, West Hollywood, CA 90069, Attention: Corporate Secretary, telephone number (310) 610-2500.

You can also find these filings on our website at www.livexlive.com. We are not incorporating the information on our website other than these filings into this prospectus.

LIVEXLIVE MEDIA, INC.

4,133,334 Shares of Common Stock

The date of this prospectus is October 21, 2020.